UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015.

Commission File Number: 000-53805

Intellipharmaceutics International Inc.

(Translation of registrant's name into English)

30 WORCESTER ROAD TORONTO, ONTARIO M9W 5X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ x ]   Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Report of Foreign Private Issuer on Form 6-K and the attached exhibit 99.1 shall be incorporated by reference into the Company's effective Registration Statements on Form F-3, as amended and supplemented (Registration Statement Nos. 333-172796 and 333-196112), filed with the Securities and Exchange Commission, from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Intellipharmaceutics International Inc. (the “registrant”) under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Any projections and/or illustrative examples, as the case may be, contained in exhibit 99.1 are included solely to provide certain overview information concerning the variable potential financial results of drug commercialization in this industry sector when certain assumptions are used, and how those results could impact the potential future operating results of the registrant. No assurance can be made that such results will be achieved. The registrant may conduct its business in a manner different from that set forth in the assumptions, as changing circumstances may require. Actual results of operations are likely to vary from the projections and the variations may be material and adverse. The projections should not be regarded as a representation or prediction that the registrant will achieve or is likely to achieve any particular results. Without limiting the generality of the foregoing, no assurance can be given as to whether or when the registrant will receive regulatory approval for any of the registrant’s product candidates.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intellipharmaceutics International Inc. (Registrant)
Date: October 15, 2015	/s/ Domenic Della Penna Domenic Della Penna Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99.1	Presentation - Dawson James Securities Growth Stock Conference – October 15, 2015

2